P.E. 2/1/02


02016090

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002.

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the twelve months and quarter ended December 31, 2001. It contains the following tables:

- Consolidated Financial Statement
- Consolidated Earnings Statement
- Statement of Changes in Financial Position
- Consolidated Ratios
- Data per Share
- Discussion and Analysis of the Director General on the Financial Condition and Results of Operations of the Company
- Accompanying Financial Notes
- Relations of Shares Investments
- Property, Plant and Equipment
- Summary Schedule of Credit and Loans
- Trade Balance and Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Sales Distribution by Product
- Schedule for the Determination of the Net Fiscal Earnings Account
- Schedule for the Determination of the Net Fiscal Earnings Account Reinvested
- Integration of the Paid Capital Stock
- Declaration from the Company Officials Responsible for the Information

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2001 Y 2000
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**48,263,152**	**100**	**45,679,468**	**100**
2	**ACTIVO CIRCULANTE**	**15,200,224**	**31**	**12,655,206**	**28**
3	EFECTIVO E INVERSIONES TEMPORALES	7,221,460	15	4,182,727	9
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,240,541	7	2,989,948	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	542,761	1	1,161,360	3
6	INVENTARIOS	4,195,462	9	4,321,171	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**460,717**	**1**	**526,947**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	28,528	0	26,518	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	432,189	1	500,429	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**27,183,864**	**56**	**27,106,729**	**59**
13	INMUEBLES	3,270,300	7	3,191,879	7
14	MAQUINARIA Y EQUIPO INDUSTRIAL	38,967,212	81	39,142,848	86
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	16,294,449	34	16,340,555	36
17	CONSTRUCCIONES EN PROCESO	1,240,801	3	1,112,557	2
18	**ACTIVO DIFERIDO (NETO)**	**5,418,347**	**11**	**5,390,586**	**12**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**19,666,764**	**100**	**20,375,575**	**100**
21	**PASIVO CIRCULANTE**	**8,168,309**	**42**	**7,989,826**	**39**
22	PROVEEDORES	4,328,216	22	4,081,354	20
23	CREDITOS BANCARIOS	1,482,065	8	1,693,264	8
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	870,353	4	650,571	3
26	OTROS PASIVOS CIRCULANTES	1,487,675	8	1,564,637	8
27	**PASIVO A LARGO PLAZO**	**6,732,706**	**34**	**7,283,941**	**36**
28	CREDITOS BANCARIOS	6,732,706	34	7,283,941	36
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**4,518,832**	**23**	**4,768,021**	**23**
32	**OTROS PASIVOS**	**246,917**	**1**	**333,787**	**2**
33	**CAPITAL CONTABLE**	**28,596,388**	**100**	**25,303,893**	**100**
34	**PARTICIPACION MINORITARIA**	**8,392,525**	**29**	**7,532,141**	**30**
35	**CAPITAL CONTABLE MAYORITARIO**	**20,203,863**	**71**	**17,771,752**	**70**
36	**CAPITAL CONTRIBUIDO**	**13,254,597**	**46**	**13,259,863**	**52**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	2,648,655	9	2,653,864	10
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,211,879	4	1,211,936	5
39	PRIMA EN VENTA DE ACCIONES	9,394,063	33	9,394,063	37
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,949,266**	**24**	**4,511,889**	**18**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	8,200,801	29	6,057,403	24
43	RESERVA PARA RECOMPRA DE ACCIONES	730,000	3	773,000	3
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(5,273,639)	(18)	(4,954,767)	(20)
45	RESULTADO NETO DEL EJERCICIO	3,292,104	12	2,636,253	10

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**7,221,460**	**100**	**4,182,727**	**100**
46	EFECTIVO	960,808	13	1,181,038	28
47	INVERSIONES TEMPORALES	6,260,652	87	3,001,689	72
18	**CARGOS DIFERIDOS**	**5,418,347**	**100**	**5,390,586**	**100**
48	GASTOS AMORTIZABLES (NETO)	4,186,233	77	3,671,865	68
49	CREDITO MERCANTIL	1,232,114	23	1,718,721	32
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**8,168,309**	**100**	**7,989,826**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	2,785,226	34	3,033,523	38
53	PASIVOS EN MONEDA NACIONAL	5,383,083	66	4,956,303	62
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,487,675**	**100**	**1,564,637**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	16,274	1	9,674	1
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,471,401	99	1,554,963	99
27	**PASIVO A LARGO PLAZO**	**6,732,706**	**100**	**7,283,941**	**100**
59	PASIVO EN MONEDA EXTRANJERA	6,092,706	90	7,283,941	100
60	PASIVO EN MONEDA NACIONAL	640,000	10	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**4,518,832**	**100**	**4,768,021**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,758,458	83	4,062,906	85
67	OTROS	760,374	17	705,115	15
32	**OTROS PASIVOS**	**246,917**	**100**	**333,787**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	246,917	100	333,787	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(5,273,639)**	**100**	**(4,954,767)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(5,273,639)	(100)	(4,954,767)	(100)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	7,031,915	4,665,380
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	760,374	4,768,021
74	NUMERO DE FUNCIONARIOS (*)	722	722
75	NUMERO DE EMPLEADOS (*)	18,156	18,562
76	NUMERO DE OBREROS (*)	22,622	23,310
77	NUMERO DE ACCIONES EN CIRCULACION (*)	5,297,310,450	5,307,590,450
78	NUMERO DE ACCIONES RECOMPRADAS (*)	10,280,000	33,750,000

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2000
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**49,876,746**	100	**46,965,208**	100
2	COSTO DE VENTAS	24,464,450	49	23,410,806	50
3	**RESULTADO BRUTO**	**25,412,296**	**51**	**23,554,402**	**50**
4	GASTOS DE OPERACION	17,207,070	34	16,182,519	34
5	**RESULTADO DE OPERACION**	**8,205,226**	**16**	**7,371,883**	**16**
6	COSTO INTEGRAL DE FINANCIAMIENTO	181,386	0	1,459,717	3
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**8,023,840**	**16**	**5,912,166**	**13**
8	OTRAS OPERACIONES FINANCIERAS	304,648	1	(186,383)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**7,719,192**	**15**	**6,098,549**	**13**
10	PROVISION PARA IMPUESTOS Y P.T.U.	2,819,654	6	2,406,089	5
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**4,899,538**	**10**	**3,692,460**	**8**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**4,899,538**	**10**	**3,692,460**	**8**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**4,899,538**	**10**	**3,692,460**	**8**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	27,436	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**4,872,102**	**10**	**3,692,460**	**8**
19	PARTICIPACION MINORITARIA	1,579,998	3	1,056,207	2
20	**RESULTADO NETO MAYORITARIO**	**3,292,104**	**7**	**2,636,253**	**6**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**49,876,746**	**100**	**46,965,208**	**100**
21	NACIONALES	44,808,038	90	41,722,160	89
22	EXTRANJERAS	5,068,708	10	5,243,048	11
23	CONVERSION EN DOLARES (***)	552,147	1	571,138	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**181,386**	**100**	**1,459,717**	**100**
24	INTERESES PAGADOS	893,226	492	1,078,167	74
25	PERDIDA EN CAMBIOS	138,359	76	2,018,844	138
26	INTERESES GANADOS	457,624	252	424,491	29
27	GANANCIA EN CAMBIOS	431,214	238	958,246	66
28	RESULTADO POR POSICION MONETARIA	38,639	21	(254,557)	(17)
8	**OTRAS OPERACIONES FINANCIERAS**	**304,648**	**100**	**(186,383)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	304,648	100	(186,383)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**2,819,654**	**100**	**2,406,089**	**100**
32	I.S.R.	2,632,987	93	2,020,776	84
33	I.S.R. DIFERIDO	(89,221)	(3)	152,799	6
34	P.T.U.	275,888	10	232,514	10
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS ***CONSOLIDADO***

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	49,680,522	46,886,950
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	49,876,746	46,965,208
39	RESULTADO DE OPERACION (**)	8,205,226	7,371,883
40	RESULTADO NETO MAYORITARIO (**)	3,292,104	2,636,253
41	RESULTADO NETO (**)	4,872,102	3,692,460

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2001**

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2000
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
1	**RESULTADO NETO**	**4,872,102**	**3,692,460**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	3,517,864	3,598,813
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**8,389,966**	**7,291,273**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	785,263	(30,566)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**9,175,229**	**7,260,707**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(1,012,426)	(1,137,873)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(662,033)	(923,043)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(1,674,459)**	**(2,060,916)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(4,462,172)**	**(3,838,214)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	3,038,598	1,361,577
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	4,182,862	2,821,150
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	7,221,460	4,182,727

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**3,517,864**	**3,598,813**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	3,269,043	3,259,325
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	54,162	67,430
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	194,659	272,058
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**785,263**	**(30,566)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(136,735)	158,285
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(15,526)	(411,412)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	510,291	(697,186)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	207,472	828,782
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	219,761	90,965
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(1,012,426)**	**(1,137,873)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(240,349)	449,704
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	(241,146)	(1,038,389)
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	(253,062)	(319,115)
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(277,869)	(230,073)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(662,033)**	**(923,043)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(5,354)	(17,903)
31	(-) DIVIDENDOS PAGADOS	(656,679)	(905,140)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(4,462,172)**	**(3,838,214)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	158,212	651,667
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(2,649,592)	(2,669,526)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	128,244	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(2,099,036)	(1,820,355)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	9.77 %	7.86 %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	16.29 %	14.83 %
3	RESULTADO NETO A ACTIVO TOTAL (**)	10.09 %	8.08 %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	17.07 %	16.89 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(0.79) %	6.89 %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	1.03 veces	1.03 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.83 veces	1.73 veces
8	ROTACION DE INVENTARIOS (**)	5.83 veces	5.42 veces
9	DIAS DE VENTAS POR COBRAR	20 días	20 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.85 %	12.00 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	40.75 %	44.61 %
12	PASIVO TOTAL A CAPITAL CONTABLE	0.69 veces	0.81 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	45.14 %	50.64 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	24.77 %	26.87 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	9.19 veces	6.84 veces
16	VENTAS NETAS A PASIVO TOTAL (**)	2.54 veces	2.30 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.86 veces	1.58 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.35 veces	1.04 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.77 veces	0.62 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	88.41 %	52.35 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	16.82 %	15.52 %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	1.57 %	(0.07) %
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	10.27 veces	6.73 veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	60.46 %	55.21 %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	39.54 %	44.79 %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	59.38 %	69.55 %

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe		Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	.55	$	.44
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.69	$	.55
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.55	$	.44
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00	$	.00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00	$	.00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	3.81	$	3.35
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.08	$	.10
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		1.90 veces		1.79 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		13.05 veces		13.00 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		10.44 veces		10.40 veces

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

r04: INCLUYE:111,173 Y 118,184 MILES DE PESOS DE AMORTIZACIONES DEL CREDITO MERCANTIL POR LOS AÑOS 2001 Y 2000 RESPECTIVAMENTE
r23: EN EL AÑO 2001 SE INCLUYEN VENTAS DE COCA COLA FEMSA DE BUENOS AIRES POR 353,394 Y 355,400 PARA EL AÑO 2000

r32: INCLUYE RESERVA DEL IMPAC POR UN MONTO DE 26,621 MILES DE PESOS EN 2001 Y 20,241 PARA EL 2000
c13: PARA EL AÑO 2001 SE INCLUYEN 1,942,233 DE DEPRECIACION 111,173 DE AMORTIZACION DE CREDITO MERCANTIL Y 1,215,637 DE AMORTIZACION DE CARGOS DIFERIDOS, ASI MISMO PARA EL AÑO 2000 SE INCLUYEN 1,990,948 DE DEPRECIACION 118,184 DE AMORTIZACION DE CREDTIO MERCANTIL Y 1,150,193 DE AMORTIZACION DE CARGOS DIFERIDOS.

c17: CORRESPONDE A ROTURA DE BOTELLA
c30: EL AÑO REAL Y EL AÑO ANTERIOR SE INCLUYE LA BAJA DE CAPITAL DERIVADO DE LA OPERACIÓN DE RECOMPRA DE ACCIONES
c31: INCLUYE PS. 58,901 Y 214,358 DE EFECTO DE RECOMPRA DEACCIONES PARA LOS AÑOS 2001 Y 2000, RESPECTIVAMENTE.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

RESULTADOS FINANCIEROS AUDITADOS PARA LOS DOCE MESES TERMINADOS EL 31 de diciembre DEL 2001, COMPARADOS CON LOS DOCE MESES TERMINADOS EL 31 de diciembre DEL 2000

Logros Relevantes y revision de expectativas para el 2002

FEMSA Cerveza

Desempeño Operativo

En los doce meses del 2001, FEMSA Cerveza registró un crecimiento en el volumen de ventas nacionales de 0.7%, como resultado del crecimiento de 12.7% registrado en el primer trimestre del año, las disminuciones de 4.3% y 3.1% en el segundo y tercer trimestre, respectivamente y un incremento de 0.5% en el cuarto trimestre del 2001, todos estos respecto a los trimestres comparables del 2000. El nivel de actividad económica en el norte de México continuó decayendo en el curso del cuarto trimestre, y además fue evidente que el nivel de actividad económica sostenido en la Ciudad de México durante los primeros nueve meses comenzó a flaquear. Además, la fuerte disminución en el tráfico de las principales ciudades turísticas de México después de los incidentes terroristas en Estados Unidos afectó negativamente las ventas en lugares de consumo, debilitando el crecimiento de la industria en tales mercados.

Es importante recalcar que el deterioro en el poder adquisitivo promedio observado en el 2001 en México ha resultado primordialmente de un aumento en el desempleo y no de una disminución en los salarios reales. La administración espera que los niveles de empleo en los mercados del norte observen una mejoría en seguimiento a la recuperación de la economía de Estados Unidos, reactivando así la demanda de cerveza en las regiones de fortaleza para FEMSA Cerveza.

Las ventas netas del 2001 aumentaron 5.2% a pesar de un crecimiento de 0.7% en el volumen de ventas nacional, debido a un aumento de 4.9% en el precio real promedio por hectolitro nacional. Los precios de cerveza de FEMSA Cerveza aumentaron 4.4% en términos reales y se han mantenido fuertes durante en todo el país en el curso del año. La utilidad de operación antes de servicios corporativos aumentó 5.9% en el 2001, reflejando un ambiente favorable para los costos de materia prima, la aplicación de programas para contener gastos de operación e, importantemente, una base comparativa favorable en el cuarto trimestre del año pasado. Los resultados operativos del cuarto trimestre del 2000 incluían un cargo extraordinario de 163 millones de pesos en conexión con (i) la modificación de algunas prácticas comerciales con detallistas y distribuidores concesionarios (ii) el reconocimiento de insuficiencia en las reservas para cuentas incobrables (en parte resultante de la reciente caída en la demanda) y gastos irrecuperables en el canal y (iii) cancelación de inventarios obsoletos de material promocional y otras inversiones.

El volumen de exportación creció 6.6% a 1.84 millones de hectolitros en el 2001. Los embarques a Norteamérica, el principal mercado de exportación de FEMSA Cerveza, aumentaron 6.5% y representaron el 90.3% de los embarques totales de exportación. El volumen exportado a China representó el 3.7% de los embarques totales de exportación en el 2001. Los ingresos por exportación disminuyeron 1.1% a 1,164 millones de pesos y, en términos de dólares, los ingresos de exportación crecieron 7.3% a 123 millones de dólares.

Avances en la Implementación de la Estrategia de FEMSA Cerveza

El año 2001 marcó el inicio de la implementación de las nuevas estrategias y el nuevo sistema de negocio de FEMSA Cerveza. Entre los logros más significativos cabe destacar (i) el lanzamiento de la primera fase del sistema de preventa en más de la mitad del volumen nacional de FEMSA Cerveza; (ii) la implementación de los primeros dos módulos del sistema de "Enterprise Resource Planning" ("ERP"); (iii) la colocación de 40,000 "Cerveceros®", los refrigeradores bajo cero de FEMSA Cerveza, cubriendo cerca del 35% del volumen nacional; (iv) la reorganización de la división de mercadotecnia y el rediseño de las herramientas de investigación de mercados; y (v) la exitosa ejecución de los programas de activación planeados para el 2001.

El sistema básico de preventa consiste en la implementación de un sistema de pre-ordenamiento diseñado para eficientar el sistema de distribución secundario mediante la optimización del uso de vehículos de entrega. Esto permite la consolidación de rutas de entrega, propiciando la visita a clientes en el momento adecuado para el abastecimiento de producto, evitando que el producto regrese a la bodega sin ser entregado, y mejorando la relación entre los clientes y una fuerza de ventas mejor entrenada. A diciembre del 2001, aproximadamente el 55% del volumen nacional de FEMSA Cerveza operaba bajo el sistema de preventa, sobrepasando la meta original de 45%. Las eficiencias capturadas mediante la implementación de preventa van desde disminuciones significativas en las nóminas a vendedores, en camiones y en rutas—en los mercados fragmentados—hasta ligeros aumentos en los gastos de distribución—en los mercados concentrados, donde FEMSA Cerveza ya contaba con una ejecución relativamente eficiente. En suma, en los mercados donde la preventa ha sido implementada, FEMSA Cerveza ha observado una disminución de 80% en producto que sale a ruta y no es entregado, y una reducción neta en el personal de distribución y el número de rutas. Adicionalmente, FEMSA Cerveza espera invertir 40% menos en equipo de distribución durante el 2002. La administración espera tener al menos 80% del volumen nacional bajo preventa para finales del 2002.

Una vez implementado y apoyado por la plataforma de ERP, el sistema de preventa traerá como resultado un manejo más eficiente y efectivo de nuestro portafolio de marcas, incluyendo la implementación de "revenue management" ("administración de los ingresos") por canal, por detallista y por refrigerador.

Con el objetivo de transformarse en un sistema de negocio enfocado al cliente, basado en procesos y apoyado por sistemas de información y recursos humanos altamente capacitados, FEMSA Cerveza inició en el 2001 la implementación del sistema de ERP, diseñado para obtener procesos operacionales estandarizados para una efectiva administración de mercados diametralmente distintos. Actualmente, FEMSA Cerveza ha instalado módulos que regulan las funciones de Finanzas y Administración (contabilidad, tesorería y contraloría) y Compras y Abastecimiento (compras, mantenimiento, ingresos y egresos). En el 2002, la administración planea implementar un software especialmente diseñado para integrar los procesos del sistema de distribución secundario, y espera tener un programa piloto funcional de un sistema comercial integrado para finales de año. La administración espera completar la implementación modular del ERP en todo su volumen directamente distribuido (aproximadamente 70%) a finales del 2004.

En el 2001 FEMSA Cerveza avanzó con el programa de refrigeradores bajo cero "Cerveceros®", colocando aproximadamente 40,000 unidades en puntos de ventas en todo México, y gozando de gran aceptación por parte del consumidor. Esto equivale a cerca de 35% del volumen nacional de FEMSA Cerveza. Los puntos de venta han sido estratégicamente seleccionados en base a su productividad, localización, crecimiento potencial y ventaja competitiva, en el marco de una mercadotecnia de canal cuidadosamente diseñada. Adicionalmente, se lanzaron campañas de comunicación con distintas marcas para promover hacia los consumidores las ventajas de la cerveza helada a menos de cero grados. FEMSA Cerveza espera colocar aproximadamente 30,000 Cerveceros® adicionales en el 2002.

Otra iniciativa importante en el 2001 fue la reorganización del departamento de mercadotecnia y la reconfiguración del presupuesto de marketing para maximizar el impacto de la inversión. Por ejemplo, la proporción de publicidad en televisión local/regional, en punto de venta y en la radio aumentó considerablemente a costa de publicidad en televisión nacional. Esto ha mitigado el aumento de las tarifas de publicidad televisiva en los últimos dos años. El departamento de investigación de mercados de FEMSA Cerveza también fue rediseñado para proveer información continua y accionable sobre indicadores de preferencias del consumidor tales como actitud hacia las marcas, preferencia de marcas, intención de compra y muchas otras variables de comportamiento que ayudan a determinar las decisiones de inversión en mercadotecnia en las 56 principales ciudades del país.

En el 2001 se ejecutó una agenda continua de campañas de mercadotecnia y programas de activación. Encuestas de mercado posteriores a las campañas han revelado indicadores de éxito para cada una de las marcas promovidas. Las campañas de mercadotecnia integrada lanzadas en el 2001 consistieron en programas intensivos de promoción y activación centradas en algún evento o patrocinio en particular, efectivamente acercando el esfuerzo de mercadotecnia a las ocasiones de consumo. Los eventos relevantes incluyen: el Grand Prix Tecate 2001 en Monterrey; el Carnaval Superior en ciudades del sureste; campañas integradas para "El Sabor del Norte (Carta Blanca)", "Sociedad XX", y "Vivir es un Placer Superior"; Va por México durante las fiestas patrias mexicanas y el patrocinio de Sol de la Selección Nacional de Futbol.

Expectativas

FEMSA Cerveza espera observar un crecimiento en volumen de ventas nacionales en el rango de 1% a 2% y en el volumen de exportación de entre 5% y 7% para el año 2002. Estas expectativas de crecimiento se basan en el panorama macroeconómico expuesto más adelante y asumiendo que el precio real de la cerveza aumenta ligeramente respecto al 2001. Se estima que la utilidad de operación incrementará 4% a 6% en el 2002, en línea con el crecimiento en ventas reflejando mejoras en el margen bruto y gastos de operación estables como porcentaje de las ventas.

El presupuesto de inversiones en activo fijo de FEMSA Cerveza asciende a aproximadamente 380 millones de dólares, e incluye inversiones en expansión de capacidad y modernización de la planta productiva, equipo de distribución, inversiones de mercado y la implementación del nuevo sistema de negocio de FEMSA Cerveza. Este presupuesto se financiará en su mayor parte con recursos de la operación de FEMSA Cerveza.

Coca-Cola FEMSA

México

En los doce meses del 2001, el volumen vendido en las franquicias mexicanas aumentó 3.6% comparado al año anterior. La utilidad de operación mejoró 25.4% representando el 25.2% de los ingresos totales. El precio promedio por caja unidad de Coca-Cola FEMSA continúa observando mejorías conforme la compañía perfecciona sus habilidades de administración de ingresos. El precio promedio aumentó 1.1% comparado con los doce meses del 2000, alcanzando 29.90 pesos por caja unidad.

El incremento en precio promedio por caja unidad es atribuible principalmente al incremento en ventas de presentaciones no-retornables (incluyendo lata), las cuales representaron el 59.4% de la mezcla de empaque durante los doce meses del 2001, comparado a 55.7% en el mismo periodo del año anterior.

El incremento en el volumen de ventas en los territorios mexicanos ha sido atribuible a (i) el crecimiento de las marcas Coca-Cola y Coca-Cola Light, esta última mostrando un crecimiento en volumen de 12.3% para los doce meses del año, (ii) la robusta expansión de la nueva marca Senzao, que en este periodo acumulado ha representado el 1.8% del volumen total, (iii) el buen desempeño de las nuevas presentaciones en PET 250ml no-retornable de Delaware Punch, Lift y Fanta, y (iv) la expansión de Ciel, la marca Coca-Cola de agua embotellada, que ha presentado un crecimiento de 31.0% en los doce meses del 2001 comparado al mismo periodo del año anterior.

Coca-Cola FEMSA ha respondido a las presiones competitivas en el Valle de México posicionando estratégicamente nuevas presentaciones, tales como las de 250 ml. de Fanta y Lift, las marcas Coca-Cola de naranja y manzana, y la Coca-Cola en botella de 8 onzas de vidrio no retornable. Estas presentaciones pretenden capturar nuevas ocasiones de consumo y proveen una alternativa de precio en el punto de venta. Coca-Cola FEMSA introdujo recientemente POWERADE, la marca Coca-Cola de bebida deportiva, en el Valle de México.

Gracias a un buen crecimiento en los ingresos conjugado con un ambiente de costos favorable y exitosas iniciativas de ahorro en el área de distribución y producción, tales como la racionalización de la capacidad de embotellado (cierre de la planta Tlalpan II en mayo del 2001) y la consolidación de centros de distribución (cierre del Centro de Distribución Atizapán en julio del 2001), y la reducción de personal, Coca-Cola FEMSA ha logrado un crecimiento en utilidades sobresaliente. Coca-Cola FEMSA inauguró la Segunda Fase de la mega-planta Toluca en noviembre 5, 2001. Esta expansión incorporó dos líneas de embotellado transferidas de la planta Tlalpan II, añadiendo 68 millones de cajas unidad para alcanzar una capacidad instalada total de 208 millones de cajas unidad.

En noviembre del 2001 FEMSA estableció un acuerdo con Coca-Cola FEMSA que franquicia el embotellado, la distribución y la venta de productos de las marcas Mundet en el Valle de México y partes del Sureste del país. Coca-Cola FEMSA espera que las ventas de productos Mundet se conviertan en un importante motor de crecimiento de volumen en el 2002.

Argentina

Coca-Cola FEMSA Buenos Aires ha logrado crecimiento en ventas y en rentabilidad de margen operativo en los doce meses del año, inclusive en un entorno económico y de consumo deprimidos, gracias a que la compañía ha comenzado a capitalizar las iniciativas de racionalización de capacidad y reducción de costos implementadas durante los últimos dos años. La administración de Coca-Cola FEMSA considera que las habilidades necesarias para practicar la segmentación del mercado objetivo, administrar los ingresos y explotar rentablemente el portafolio de productos—que constituyen algunas de las principales estrategias de la compañía hoy en día—son realizables con éxito debido a las capacidades tecnológicas, de información de mercado y de sistemas de preventa que se han desarrollado.

Durante la segunda mitad del 2001 y entrado el 2002, Coca-Cola FEMSA Buenos Aires espera continuar sus iniciativas de desarrollo de nuevos productos, con particular enfoque en reforzar las presentaciones económicas de las principales marcas y las marcas de protección de valor y fortaleciendo su presencia en el segmento de jugos. Los esfuerzos de reducción de costos han sido prioridad en la organización, resaltando el proyecto "Ahorrómetro" diseñado para reducir gastos y mejorar la utilización de activos, aunado a la reducción del personal administrativo enfocada a la consolidación del sistema de distribución primario y la contratación estacional de obreros.

En el entorno del reciente deterioro de la economía argentina, Coca-Cola FEMSA ha puesto mayor énfasis en la administración de caja, el desarrollo de proveedores locales, la optimización de su red de distribución y el ajuste de sus sistemas para el manejo de distintos tipos de cambio y condiciones inflacionarias.

Expectativas

Coca-Cola FEMSA espera incrementos en los volúmenes de venta en los territorios mexicanos de 3% a 5% en el 2002. La utilidad de operación espera un crecimiento de entre 12% a 14% en el mismo periodo reflejando crecimiento en volumen y reducciones en costos y gastos y una mejora en los precios de venta. En vista de los recientes acontecimientos en Argentina, la Compañía no puede prever el desempeño de corto plazo de la operación de Coca-Cola FEMSA en Buenos Aires. Por lo tanto, la Compañía se abstiene de proveer expectativas concretas en este momento, y espera hacerlas públicas tan pronto estén disponibles. El presupuesto de inversiones en activo fijo de Coca-Cola FEMSA para el 2002 es de 80 a 90 millones de dólares.

Con respecto a la reciente aprobación del impuesto especial aplicable a los refrescos, la administración considera que éste no tendrá un efecto material en los resultados operativos de Coca-Cola FEMSA México.

FEMSA Comercio

FEMSA Comercio logró otro año de expansión record en piso de ventas y sobrepasó la marca de mil millones de dólares en ventas netas, superando exitosamente las dificultades presentadas en los mercados del norte del país y en una economía más débil en general. Estos logros proceden de la estrategia de Oxxo de expandir su cadena sistematizadamente hacia nuevos mercados, saturando aceleradamente cada plaza con tiendas, ejecutando promociones cuidadosamente diseñadas para crear valor para los clientes y negociando mejores términos con proveedores para mejorar la estructura de costos de la cadena.

Cadena Comercial Oxxo ("Oxxo") inauguró 311 tiendas nuevas en el 2001 para llegar a un total de 1,762 tiendas, un gran logro que subraya sus depurados métodos de selección de locaciones y configuración de tiendas, ya que la apertura de tiendas fue más uniforme a lo largo del año. El proceso de expansión se distinguió por mayor penetración a las ciudades fronterizas del norte y a las grandes ciudades del sureste, y por la acelerada saturación en los núcleos urbanos de Monterrey, Ciudad de México y Guadalajara.

Las promociones generadoras de tráfico y el desarrollo de categorías de alto margen han sido los principales motores de las ventas en el 2001. Oxxo ha desarrollado un ritmo continuo de lanzamiento de promociones de alto impacto, tanto a escala nacional como local, muchas veces con productos de FEMSA Cerveza o bien apoyando sus campañas de mercadotecnia. Como ejemplo están el lanzamiento de la presentación de Tecate en lata de 16 onzas y concursos especiales relacionados al Grand Prix Tecate en el 2001.

En el 2001 FEMSA Comercio sentó las bases para su plataforma de sistemas integrados ERP que reconfigura la logística de abastecimiento de mercancías en toda la cadena de tiendas. Este proyecto resalta el manejo de inventarios óptimos en cada tienda por medio de la utilización más generalizada de centros de distribución. Adicionalmente, FEMSA Comercio invirtió en programas computacionales más flexibles y poderosos para la administración de tiendas, los cuales poseen mayores capacidades de conectividad con las oficinas centrales.

Las ventas netas de FEMSA Comercio incrementaron 19.8% en el 2001, debido principalmente a la apertura de 311 nuevas tiendas Oxxo en el año. Aunque el ticket por cliente aumentó aproximadamente 6.4%, las ventas en tiendas iguales aumentaron sólo 0.2% comparado al 2000 reflejando la disminución en tráfico observado en tiendas maduras de las ciudades del norte del país a raíz de las condiciones económicas adversas. La utilidad de operación de FEMSA Comercio creció 8.9%, por debajo del crecimiento en la utilidad de operación de Cadena Comercial Oxxo de 33.9%, ya que refleja la pérdida operativa de Tiendas Bara y los gastos relacionados a los proyectos de e-commerce en el 2001.

Expectativas

La administración espera abrir aproximadamente 280 tiendas nuevas (netas) en el 2002. Se espera un crecimiento en ventas en tiendas iguales para Oxxo de aproximadamente 1.2%, pero se espera que la utilidad de operación crezca por encima de 15%. La utilidad de operación para FEMSA Comercio en el 2002 espera un crecimiento superior al 20% respecto al 2001, ya que la administración considera que ya ha completado la mayoría de los gastos relacionados a proyectos de e-commerce. La inversión en activo fijo, destinada en su mayoría a la expansión de la Cadena Comercial Oxxo, ascenderá a aproximadamente 73 millones de dólares en el 2002.

FEMSA Empaques

La persistente revaluación del peso contra el dólar, aunada a un ambiente más competitivo que ha presionado los precios nacionales a la baja, han afectado significativamente la rentabilidad del negocio de latas de bebida durante el 2001. Adicionalmente, la industria de bebidas observó una menor demanda para bebidas enlatadas reflejando un ambiente económico más deteriorado así como el surgimiento de presentaciones en empaques alternativos. En el 2001, FEMSA Empaques compensó parcialmente esta situación negativa con mejoras en la eficiencia y reducciones de costo en el negocio de botella de vidrio y otras unidades de negocio menores, como resultado de mayor demanda por parte de FEMSA Cerveza. Las ventas netas y la utilidad de operación de FEMSA Empaques disminuyeron 5.1% y 14.0%, respectivamente, en el 2001.

Expectativas

Bajo el supuesto de que el negocio de lata de bebidas seguirá afectado por condiciones adversas competitivas y de tipo de cambio, la administración de FEMSA Empaques espera disminuciones en las ventas del año 2002 de entre 4% y 8% y en utilidad de operación de entre 7% y 12%. El volumen de ventas de lata de bebidas espera una disminución de entre 4% y 6%, mientras que el volumen de ventas de botella de vidrio se mantendrá relativamente estable comparado al año 2001. El presupuesto de inversión en activo fijo contempla la reposición de un horno para vidrio e inversiones relacionadas a la manufactura de latas de aluminio de 16 onzas para FEMSA Cerveza. El monto estimado es de 30 millones de dólares. Es importante recalcar que toda inversión para FEMSA Empaques será destinada a proyectos relacionados a la provisión efectiva de las necesidades de empaque de las operaciones de bebidas de FEMSA.

Expectativas Macroeconómicas para el 2002

Las expectativas sobre variables económicas y financieras expresadas a continuación se ofrecen como una guía de estimación que apoye las expectativas operativas para el 2002.

FEMSA espera un crecimiento del PIB de aproximadamente 1.5% en México para el 2002. Esta estimación se basa en una recuperación gradual de la economía de Estados Unidos durante el 2002, de acuerdo a evidencia reciente de los indicadores líderes de producción industrial y de confianza del consumidor. Esto tendrá un efecto favorable en la industria exportadora en México, la cual recientemente ha observado una menor tasa de contracción, y en particular al sector manufacturero, el cual ha venido expandiendo desde noviembre. El otorgamiento del grado de inversión para la deuda soberana de México por las tres principales agencias calificadoras de Estados Unidos, junto con otros aspectos estructurales, deberán extender la fortaleza del peso, para el cual FEMSA espera una cotización de 9.25 pesos por dólar al cierre de año. Esto contribuye a una inflación esperada baja de aproximadamente 5.0%

(relativamente en línea con las expectativas del Banco de México) y bajas tasas de interés (el promedio esperado el Cetes-28 días en el 2002 es de 8.2%. La ampliada disponibilidad de crédito al consumo se espera sea un motivador para mayores ventas detallistas, las cuales han venido creciendo de nuevo desde el cuarto trimestre del 2001. FEMSA espera que el empleo aumente aproximadamente 2.0% y los salarios reales se incrementen en promedio 2.4%.

Eventos Recientes

Reestructuración corporativa

FEMSA anuncia que la evaluación de diversas alternativas de reestructuración que se llevó a cabo el año pasado ha sido completada. El Consejo Directivo de FEMSA ha recomendado que la Compañía se abstenga de una reestructura significativa en el presente. El Consejo considera que continuar como una compañía de bebidas es la mejor opción para la Compañía y sus accionistas. El Consejo Directivo de FEMSA considera que las inversiones existentes en negocios de comercio, logística y ciertos empaques proveen beneficios estratégicos a los negocios de bebida de FEMSA.

FEMSA continuará evaluando las oportunidades en otras categorías de bebidas para complementar sus negocios de cerveza y refrescos. Adicionalmente, FEMSA continuará evaluando las potenciales sinergias extraíbles de sus negocios de bebidas, aunque la Compañía no pretende incrementar la integración entre las operaciones de bebidas en el corto plazo.

FEMSA desinvertirá su participación en negocios de empaque no-estratégicos, tales como etiquetas y empaques flexibles, refrigeradores comerciales y productos químicos, conforme surjan las oportunidades adecuadas. Sin embargo, dada la naturaleza estratégica de los negocios de lata de bebida y botella de vidrio, FEMSA pretende retener esas operaciones. El rumbo estratégico de estos negocios y las inversiones relacionadas serán determinadas exclusivamente por los requerimientos de empaque de los negocios de bebidas de FEMSA.

Impacto de la Crisis de Argentina en la Compañía

Como resultado de la crisis del peso argentino de diciembre del 2001, la Compañía decidió reconocer la devaluación del peso argentino y su correspondiente impacto negativo en su inversión en Coca-Cola FEMSA Buenos Aires. Este impacto fue de 843 millones de pesos, de los cuales 430 millones se cargaron al capital social mayoritario y 413 se cargaron al capital social minoritario.

La utilidad de operación de Coca-Cola FEMSA Buenos Aires representó el 3% de la utilidad de operación consolidada de FEMSA en el 2001. El estado de resultados de Coca-Cola FEMSA Buenos Aires se expresó tomando un tipo de cambio de 1.033 pesos argentinos por dólar, equivalente a 8.89 pesos por peso argentino. Los pasivos denominados en moneda extranjera fueron ajustados aplicando un tipo de cambio de 1.70 pesos argentinos por dólar. Siguiendo una postura conservadora, la Compañía expresó los activos fijos de origen extranjero propiedad de Coca-Cola FEMSA Buenos Aires tomando un tipo de cambio de 1.40 pesos argentinos por dólar. Ver las notas 3 y 4a de los Estados

Financieros de FEMSA.

FEMSA Nombra Nuevos Ejecutivos de Relación con Inversionistas

La función de Relación con Inversionistas es un componente fundamental en la estrategia de comunicación de una compañía pública, ya que funge como el vínculo principal con la comunidad de inversionistas. FEMSA está comprometida a proveer a sus inversionistas actuales y potenciales de una explicación clara y continua sobre la Compañía. Bajo este precepto, dos nuevos ejecutivos se han integrado al equipo de Relación con Inversionistas de FEMSA a partir del 16 de enero del 2002.

Juan Fonseca, Director de Relación con Inversionistas, ha trabajado varios años en J.P. Morgan en Nueva York en el área de Fusiones y Adquisiciones, así como en el diseño de finanzas estructuradas para clientes latinoamericanos. Tiene un MBA de Kellogg School en Northwestern University.

Alan Alanís, Gerente de Relación con Inversionistas, tiene más de cinco años de experiencia como consultor como asociado de la compañía irlandesa de consultoría VISION. Como especialista financiero y administrador de proyectos, ha participado en proyectos con varias empresas americanas y europeas. Antes de su labor como consultor, Alan trabajó en banca corporativa de Banamex. Tiene un MBA de la Universidad de Chicago.

Resultados financieros no auditados para los doce meses terminados el 31 de diciembre de 2001, comparados con los doce meses terminados el 31 de diciembre de 2000.

FEMSA Consolidado

Ingresos Totales/Ventas Netas

Los ingresos totales de FEMSA crecieron 6.2% a 49,877 millones de pesos y las ventas netas consolidadas aumentaron 6.0% a 49,681 millones de pesos. El crecimiento de las ventas en el 2001 fue impulsado principalmente por el crecimiento de volumen y mejores precios observados por FEMSA Cerveza y Coca-Cola FEMSA en México y, en el caso de FEMSA Comercio, por las ventas generadas por la apertura de 311 nuevas tiendas Oxxo. FEMSA Empaques registró una disminución en ventas netas de 5.1% en el 2001, reflejando las condiciones en el marco competitivo y el difícil entorno operativo principalmente del negocio de lata de bebida.

Utilidad Bruta

La utilidad bruta consolidada de FEMSA para los doce meses aumentó 7.9% a 25,412 millones de pesos, representando un margen bruto consolidado a ventas netas de 51.2%, un crecimiento de 1.0 puntos porcentuales sobre el 2000. La expansión en el margen bruto consolidado refleja un buen crecimiento en las ventas netas y la permanencia de un ambiente de costos muy favorable para los negocios de bebidas, los cuales reforzaron el esfuerzo de la Compañía de aumentar la productividad y aprovechar eficiencias para adaptarse a un periodo de desaceleración económica.

Utilidad de Operación

Los gastos de operación consolidados de FEMSA incluyendo la amortización de crédito mercantil y servicios corporativos pagados a Labatt, aumentaron 6.3% a 17,238 millones de pesos. Como porcentaje de los ingresos totales, los gastos de operación aumentaron ligeramente 0.1 puntos porcentuales a 34.6%. Los programas de Coca-Cola FEMSA y FEMSA Empaques para reducir gastos de operación efectivamente compensaron el incremento en gasto operativo de FEMSA Cerveza y FEMSA Comercio durante el 2001. Los servicios corporativos pagados por FEMSA Cerveza a Labatt, ascendieron a 117 millones de pesos en el 2001. La utilidad de operación consolidada de FEMSA (después de la participación en los resultados de compañías asociadas) aumentó 11.3% a 8,205 millones de pesos, principalmente impulsada por un incremento en la rentabilidad de Coca-Cola FEMSA y FEMSA Cerveza. El margen de operación consolidado de FEMSA aumentó 0.8 puntos porcentuales llegando a 16.5% de los ingresos totales.

Utilidad Neta

La utilidad neta consolidada de FEMSA aumentó 32.0% de 3,691 millones de pesos registrados en el año 2000, a 4,871 millones de pesos registrados durante el 2001. El incremento de la utilidad neta en este periodo resultó de (i) el incremento de 11.3% de la utilidad de operación consolidada, y (ii) una disminución de 87.6% en el resultado integral de financiamiento consolidado.

En el 2001 FEMSA registró un costo integral de financiamiento consolidado de 181 millones de pesos, considerablemente inferior al costo integral de financiamiento de 1,460 millones de pesos registrado en el 2000. Los gastos financieros netos consolidados del 2001 disminuyeron 33.5% a 435 millones de pesos comparados al 2000. Este decremento se atribuye principalmente a la disminución en el gasto financiero reflejando (i) la reducción de 1.4 puntos porcentuales en el costo de deuda promedio reflejando menores tasas de interés sobre la deuda de tasa variable, (ii) una ligera disminución en la deuda promedio de la Compañía y (iii) la apreciación real del peso contra el dólar, factores que disminuyen la carga por servicio de deuda en términos reales en pesos. Adicionalmente, los ingresos financieros consolidados aumentaron 8.0% reflejando un mayor saldo en caja a pesar de menores tasas de interés sobre inversiones en pesos comparadas con los doce meses de 2000.

FEMSA consolidado registró una ganancia cambiaria de 293 millones de pesos, comparada a una pérdida cambiaria de 1,061 millones de pesos en el 2000, reflejando el efecto de una apreciación del peso contra el dólar durante el 2001 y una ganancia cambiaria registrada en Coca-Cola FEMSA Buenos Aires en el cuarto trimestre del 2001 por tenencia de activos denominados en dólares. La pérdida cambiaria registrada por la Compañía en el 2000 estuvo relacionada principalmente con la pérdida por coberturas cambiarias de forwards contratados en el 2000.

La pérdida por posición monetaria fue de 39 millones de pesos reflejando el incremento en la posición neta de activos monetarios en las operaciones mexicanas de FEMSA, así como una menor inflación en México.

Otros gastos para el consolidado durante el 2001 sumaron 306 millones de pesos comparados a otros ingresos por 187 millones de pesos durante el año pasado en conexión con ajustes en el valor de activos, bajas de activos y costos de liquidación.

Los impuestos sobre la renta, impuestos sobre activos y participación de utilidades a los trabajadores sumaron 2,820 millones de pesos en el 2001, un incremento de 17.2% sobre el año anterior. La tasa impositiva promedio de la Compañía para el 2001 fue 36.5%.

La utilidad neta mayoritaria consolidada aumentó 24.9% a 3,292 millones de pesos en el 2001, comparada con 2,636 millones de pesos registrados en el 2000, reflejando principalmente el incremento en la utilidad de operación consolidada y la reducción en el costo integral de financiamiento consolidado. La utilidad neta mayoritaria por unidad FEMSA UBD para en el 2001 ascendió a 3.107 pesos, comparada con 2.468 pesos en el año anterior, un aumento del 25.9%.

FEMSA Cerveza

Ventas netas

Las ventas netas de FEMSA Cerveza crecieron 5.2% a 20,248 millones de pesos, reflejando (i) un incremento en el volumen de ventas nacional de 0.7% a 22.018 millones de hectolitros y (ii) un aumento en el precio real promedio por hectolitro nacional de 4.9% a 866.7 pesos, reflejando el incremento en precios implementado nacionalmente a comienzos del 2001. Adicionalmente, la adquisición de distribuidores concesionarios durante el 2001, que resulta en un menor margen al distribuidor, también contribuyó al incremento del precio promedio implícito.

En los doce meses terminados el 31 de diciembre del 2001, FEMSA Cerveza registró un crecimiento de aproximadamente 1.0% en el volumen de ventas en las regiones del norte, incluso cuando ahí se mantienen los precios más altos que en el resto del país. En las regiones del centro y sur FEMSA Cerveza registró apenas un crecimiento de sólo 0.3%, reflejando presiones competitivas por el diferencial de precios frente a la competencia y una desaceleración económica observada durante la segunda mitad del año. Es importante notar que la región noreste condujo la mayoría del crecimiento en el norte de México en el 2001, ya que la región noroeste fue más afectada por la disminución en el nivel de empleo por las maquiladoras que cerraron su operación a principios del 2001. Adicionalmente, la dinámica comercial en las ciudades fronterizas del noroeste ha venido sufriendo una distorsión por las condiciones económicas y la revaluación del peso contra el dólar.

Tanto las presentaciones en lata como las de vidrio no-retornable continuaron incrementando como porcentaje del volumen nacional, principalmente a expensas de la presentación de vidrio retornable de 1 litro. La administración atribuye este incremento proporcional de las presentaciones no-retornables a (i) una disminución en términos relativos en el precio de tales presentaciones, y (ii) una disminución en el consumo de cerveza en envases retornables en los estratos socioeconómicos bajos, reflejando condiciones económicas adversas.

El volumen de exportación creció 6.6% a 1.84 millones de hectolitros en el 2001. Los embarques a Norteamérica, el principal mercado de exportación de FEMSA Cerveza, aumentaron 6.5% y representaron el 90.3% de los embarques totales de exportación. El volumen vendido a China representó el 3.7% de los embarques totales de exportación en el 2001. Adicionalmente, FEMSA Cerveza avanzó significativamente en la reducción de gastos administrativos y de mercado relacionados a sus actividades de exportación fuera de Estados Unidos. Los ingresos por exportación disminuyeron 1.1% a 1,164 millones de pesos y, en términos de dólares, los ingresos de exportación crecieron 7.3% a 123 millones de dólares.

Utilidad bruta

El costo de ventas de FEMSA Cerveza creció sólo 1.0% a 8,445 millones de pesos, reflejando (i) el programa para incrementar el nivel de productividad y (ii) la permanencia de un ambiente de costos favorable durante todo el año. FEMSA Cerveza registró un crecimiento en utilidad bruta de 8.5% a 11,946 millones de pesos y el margen bruto aumentó 1.8 puntos porcentuales a 59.0% de los ingresos totales. La expansión del margen resultó del alto nivel de precios nacionales aunado a la reducción de costos fijos y variables, reflejando (i) menores precios en materias primas y empaques como resultado del ambiente más competitivo en el mercado nacional y el efecto de la apreciación real del peso contra el dólar en los precios de los insumos denominados en Dólares e (ii) incrementos en la productividad y programas continuos de reducción de costos diseñados para operar con mayor eficiencia bajo un escenario económico adverso.

Utilidad de Operación

Los gastos de operación de FEMSA Cerveza aumentaron 9.5% a 8,439 millones de pesos, representando el 41.4% de los ingresos totales, comparados con el 39.8% de los ingresos totales para el mismo periodo del año anterior. El incremento en gastos de operación resultó de (i) mayores gastos en mercadotecnia y en los canales (ii) gastos relacionados a la implementación del plan estratégico de FEMSA Cerveza, incluyendo la estructura de mercadotecnia necesaria para implementar la estrategia enfocada el consumidor de FEMSA Cerveza y (iii) gastos relacionados a la adquisición de distribuidores concesionarios. La administración considera que tuvo éxito en la implementación de medidas de contención de gastos operativos como respuesta a la desaceleración en la actividad económica, inclusive considerando los gastos adicionales asociados al desarrollo del nuevo modelo de negocios de FEMSA Cerveza. La utilidad de operación de FEMSA Cerveza después de la participación en los resultados en Labatt USA y antes de servicios corporativos pagados a FEMSA y a Labatt aumentó 5.9% a 3,538 millones de pesos. El margen operativo antes de servicios corporativos incrementó ligeramente 0.1 puntos porcentuales con respecto al año pasado, a 17.3% de los ingresos totales.

Coca-Cola FEMSA

Ver reporte trimestral de Coca-Cola FEMSA en los anexos

FEMSA Comercio

Las ventas netas de FEMSA Comercio crecieron 19.8% impulsados por el crecimiento en ventas netas registrado por la Cadena Comercial Oxxo. El crecimiento en ventas netas de Oxxo fue impulsado principalmente por la apertura de 311 nuevas tiendas durante el año, ya que las ventas en tiendas iguales aumentaron ligeramente 0.2% comparadas al 2000. El comportamiento de las ventas en tiendas iguales reflejó en gran medida la situación económica regional. Por ejemplo, las ventas en tiendas iguales aumentaron aproximadamente 4.0% en la región noreste del país, 3.6% en el centro y 17.5% en el sur, aunque esta ultimo crecimiento refleja principalmente las recientes aperturas en la plaza de Cancún. Por otro lado, las tiendas localizadas en la región noroeste del país continuaron experimentando una disminución en el tráfico y por consiguiente en las ventas en tiendas iguales, las cuales disminuyeron casi 2.5% en los doce meses del 2001. La alta concentración de tiendas Oxxo en la frontera del noroeste enfrenta mayor competencia de supermercados y tiendas de conveniencia localizadas en la frontera de Estados Unidos, particularmente en periodos de persistente revaluación de la divisa, como ha sido el caso durante el 2001.

El tráfico promedio por tienda Oxxo disminuyó 5.7% en los doce meses del 2001, pero ha sido compensado por un mayor crecimiento en el ticket por cliente de 6.4% en el mismo periodo. La utilidad de operación de la Cadena Comercial Oxxo aumentó 33.9% durante los doce meses del 2001. Sin embargo, la utilidad de operación de FEMSA Comercio en este periodo aumentó 8.9% únicamente, reflejando la pérdida operativa registrada por las tiendas Bara y los gastos relacionados a la infraestructura de los proyectos de informática. El margen de operación antes de servicios corporativos pagados a FEMSA se contrajo 0.3 puntos porcentuales a 3.8% de los ingresos totales.

FEMSA Empaques

FEMSA Empaques registró una disminución en ventas netas de 5.1% en el 2001. Las ventas fueron afectadas principalmente por la disminución en ventas de lata de bebida resultantes de menores compras por Coca-Cola FEMSA y otros clientes terceros debido al menor consumo de bebidas enlatadas, y el efecto en los costos denominados en dólares que ha ejercido la sostenida revaluación de la divisa. En contraste, el volumen de ventas de botella de vidrio a Coca-Cola FEMSA y a clientes terceros ha incrementado significativamente, principalmente reflejando la mayor demanda para la botella de 8 onzas no-retornable. El volumen exportado de hermetapas creció 15.6%, compensando ampliamente la disminución de 4.7% en el volumen nacional de este producto. En suma, el aumento en la rentabilidad del negocio de botella no ha sido suficiente para contrarrestar la baja en rentabilidad del negocio de latas de bebida, por lo que el margen de operación antes de servicios corporativos pagados a FEMSA disminuyó 1.5 puntos porcentuales a 14.5% de ingresos totales.

Se presentó cierta información financiera auditada de Fomento Económico Mexicano, S.A. de C.V. y subsidiarias ("FEMSA" o la "Compañía") (BMV: FEMSA UBD) para el cuarto trimestre y doce meses terminados el 31 de diciembre del 2001, comparada con el cuarto trimestre y doce meses terminados el 31 de diciembre del 2000. FEMSA es una empresa tenedora, cuyas principales actividades están agrupadas bajo las siguientes compañías subtenedoras ("Compañías Subtenedoras") y realizadas por sus respectivas subsidiarias operativas: FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), la cual se dedica a la producción, distribución, y venta de cerveza; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), la cual se dedica a la producción, distribución y venta de refrescos; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), la cual se dedica a la producción y distribución de materiales de empaque; FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), la cual opera tiendas de conveniencia; Logística CCM, S.A. de C.V. ("Logística CCM"), la cual provee servicios de administración de logística a FEMSA Cerveza, y FEMSA Logística S.A. de C.V. (FEMSA Logística), que provee servicios de administración de logística a Coca-Cola FEMSA, a FEMSA Empaques, y a clientes terceros.

Todas las cifras en este reporte están expresadas en pesos mexicanos constantes ("Pesos" o "Ps") con poder adquisitivo al 31 de diciembre del 2001 y fueron preparadas de acuerdo con Principios de Contabilidad Generalmente Aceptados en México; por lo tanto, todos los cambios porcentuales están expresados en términos reales. La reexpresión se determinó como sigue:

Para los resultados de las operaciones en México, utilizando los factores derivados del Índice Nacional de Precios al Consumidor ("INPC"). Para reexpresar los pesos de diciembre del 2000 a pesos de diciembre del 2001, la Compañía aplicó un factor de inflación de 1.0440, y para reexpresar los pesos de septiembre del 2001 a pesos de diciembre del 2001, la Compañía aplicó un factor de inflación de 1.0097.
Para los resultados de las operaciones en Buenos Aires, utilizando los factores derivados del Índice Nacional Argentino de Precios al Consumidor. Para reexpresar los pesos argentinos de diciembre del 2000 a pesos argentinos de diciembre del 2001, la Compañía aplicó un factor de inflación de 0.9856, y para reexpresar los pesos argentinos de cierre de septiembre del 2001 a pesos de diciembre del 2001, la Compañía aplicó un factor de inflación de 0.9920. Posteriormente para convertir los pesos argentinos a pesos, se aplicaron tipos de cambio al 31 de diciembre del 2001 de 5.40 y 8.89 pesos por peso argentino para el Balance General y el Estado de Resultados, respectivamente (ver "Eventos Recientes—Impacto de la Crisis Argentina en la Compañía).

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aun cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores derivados del Indice Nacional de Precios al Consumidor ("INPC").

Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores derivados del INPC.

Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del ejercicio, utilizando factores derivados del INPC para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del ejercicio, para las subsidiarias en el extranjero, excepto por lo mencionado en la Nota 3.

La Compañía actualiza su estado de resultados aplicando factores derivados del INPC del mes en el cual ocurrió la transacción, a la fecha de presentación de los estados financieros.

La información financiera de ejercicios anteriores de las subsidiarias mexicanas fue actualizada utilizando factores derivados del INPC, y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del ejercicio. Consecuentemente, las cifras son comparables entre sí y con ejercicios anteriores, al estar expresadas en términos de la misma moneda.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan

intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. El costo de ventas del ejercicio se determina principalmente, con base en el valor de reposición de los inventarios al momento de su venta.

d) Anticipos a Proveedores:
Se actualizan en base a factores derivados del INPC, considerando su antigüedad promedio y se incluyen en la cuenta de inventarios.

e) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, en base al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el momento en que se incurren.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos y/o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos y/o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

f) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición.

FEMSA Cerveza clasifica las botellas y cajas como inventarios. El gasto por rotura se carga a los resultados en la medida en que ocurre. Al 31 de diciembre del 2001, 2000 y 1999, el gasto por rotura ascendió a Ps. 39, Ps. 32 y Ps. 59, respectivamente.

Coca-Cola FEMSA clasifica las botellas y cajas dentro del rubro de propiedades, planta y equipo. Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual.

La Compañía estima que el gasto por rotura es similar al gasto por depreciación calculado con una vida útil estimada de cinco años para envase de vidrio retornable y de un año para envase de plástico retornable. Al 31 de diciembre del 2001, 2000 y 1999, el gasto por rotura reconocido en los resultados ascendió a Ps. 195, Ps. 272 y Ps. 234, respectivamente. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas en circulación. La diferencia entre el costo y los depósitos recibidos se amortiza en un plazo de 50 meses.

g) Inversión en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías asociadas en las que no se tiene influencia significativa, se valúan al costo de adquisición actualizado, mediante la aplicación de factores derivados del INPC.

h) Propiedades, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan aplicando factores derivados del INPC, excepto por las botellas y cajas de Coca-Cola FEMSA (ver Nota 4 f). Las propiedades, planta y equipo de procedencia extranjera se actualizan aplicando la inflación del país de origen y el tipo de cambio al cierre del ejercicio.

La depreciación de las propiedades se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos. Las nuevas adquisiciones se empiezan a depreciar en el año siguiente al que son dadas de alta en operación.

Las tasas promedio anuales de depreciación de los activos son las siguientes:
(EN PORCENTAJE)
Edificios y construcciones 3.2
Maquinaria y equipo 5.2
Equipo de distribución 7.5
Otros activos 18.2

i) Otros Activos:
Crédito Mercantil:
Es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos adquiridos, siendo este último similar al valor de mercado de dichos activos. Esta diferencia se amortiza en un plazo no mayor a 20 años. El crédito mercantil se registra en la moneda en que se efectuó la inversión y se actualiza aplicando la inflación del país de origen y el tipo de cambio de cierre del ejercicio.

Cargos Diferidos:
Representan erogaciones cuyos beneficios serán recibidos en un plazo mayor a un año, representados principalmente por:

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan en base al plazo en que se espera recibir los beneficios, el cual a partir del 2001 se determina a través del volumen desplazado por los clientes. En promedio los acuerdos con clientes tienen una vigencia de entre tres y cuatro años.

Mejoras en propiedades arrendadas, las cuales son actualizadas con base a factores derivados del INPC, considerando su antigüedad promedio y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

Inversiones en refrigeradores por parte de Coca-Cola FEMSA, los cuales se amortizan en línea recta de acuerdo a su vida útil, que en promedio es de tres años.

j) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción a los gastos de venta. Los gastos netos efectuados por dichos conceptos ascendieron a Ps. 817, Ps. 759 y Ps. 731, al 31 de diciembre del 2001, 2000 y 1999, respectivamente. Adicionalmente, a partir de 1999 The Coca-Cola Company participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión, neta de la participación de The Coca-Cola Company se registra en la cuenta cargos diferidos.

k) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante factores derivados del INPC y dicha actualización se registra en el capital contable. El incremento en el saldo de las obligaciones laborales, se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996. La amortización del ejercicio se registra como un gasto en el estado de resultados.

Las principales subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del ejercicio en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos. Al 31 de diciembre del 2001, 2000 y 1999 el monto registrado en otros gastos ascendió a Ps. 164, Ps. 211 y Ps. 147, respectivamente.

l) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los productos.

m) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:

La Compañía determina y registra el Impuesto Sobre la Renta ("ISR"), el Impuesto al Activo ("IMPAC") y la Participación a los Trabajadores en las Utilidades ("PTU") con base a la legislación fiscal en vigor y al Boletín D-4 revisado "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades", el cual requiere el reconocimiento de activos y pasivos por impuestos diferidos, por todas aquellas diferencias temporales que surjan entre los saldos contables y fiscales de los activos y pasivos.

El saldo de impuestos diferidos por concepto de ISR e IMPAC, se determina utilizando el método de activos y pasivos, el cual considera todas las diferencias temporales entre los saldos contables y fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del ejercicio y la utilidad fiscal gravable para PTU y que se espera se reviertan en un periodo determinado.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen.

El impuesto diferido aplicable al resultado del ejercicio se determina comparando el saldo de impuestos diferidos al final del ejercicio contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen. El efecto neto acumulado inicial por la adopción de este boletín en el año 2000, fue reconocido en el capital contable dentro de las cuentas de utilidades retenidas e interés minoritario (ver Nota 20 d).

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas, con base a su participación accionaria. A partir de 1999, se eliminaron los pagos provisionales consolidados a través de la controladora y la consolidación de las utilidades o pérdidas fiscales se limita al 60% de la participación accionaria, siendo anteriormente al 100%.

n) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda nacional al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente los activos y pasivos monetarios en monedas extranjeras se expresan al tipo de cambio de cierre del ejercicio. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero (ver Nota 3).

Resultado por Posición Monetaria:

Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria de las subsidiarias mexicanas se determina aplicando el INPC mensual a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero (ver Nota 3).

El resultado por posición monetaria de las subsidiarias en el extranjero se calcula aplicando la inflación mensual del país de origen a la posición monetaria neta al inicio de cada mes, expresada en la moneda del país de origen, posteriormente los resultados mensuales se convierten a pesos mexicanos utilizando el tipo de cambio al cierre del ejercicio, excepto por lo mencionado en la Nota 3.

o) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los costos y gastos de operación y si se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

Hasta diciembre del 2000, la Compañía registraba el efecto en resultados a la fecha de vencimiento de los instrumentos financieros, excepto en el caso de las opciones, en las cuales la prima pagada se registraba en resultados en línea recta durante la vida del contrato.

A partir de enero del 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos. Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del ejercicio de los activos y pasivos financieros, se registra en el resultado del ejercicio. El reconocimiento inicial de este nuevo boletín se incluye en la utilidad neta del ejercicio como cambio en políticas contables, neto de su efecto fiscal, cuyo monto ascendió a Ps. 27.

p) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores derivados del INPC de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

q) Utilidad Integral:
La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del ejercicio, y se presenta en el estado de variaciones en las cuentas de capital contable consolidado.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR CTUAL (3
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	6,099,733	23,299,455
2 FEMSA LOGÍSTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	3,838,496	100.00	3,838	260,953
3 ELIMINACIÓN ACCIONES		1	0.00	(6,103,571)	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**0**	**23,560,408**
ASOCIADAS					
1 LABATT U.S.A.		3,175	30.00	39,384	110,869
2 IEQSA		98,232	19.60	11,082	58,953
3 CICAN		9,620	48.10	36,154	78,762
4 OTRAS ASOCIADAS (4)		1	0.00	0	183,605
(No. DE ASOC.:)		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**86,620**	**432,189**
OTRAS INVERSIONES PERMANENTES					**0**
T O T A L					**23,992,597**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	3,175,766	496,425	2,679,341	8,856,610	3,775,567	7,760,384
MAQUINARIA	7,962,261	1,385,830	6,576,431	11,309,671	7,300,397	10,585,705
EQUIPO DE TRANSPORTE	1,742,350	574,398	1,167,952	1,386,986	873,560	1,681,378
EQUIPO DE OFICINA	922,601	242,666	679,935	518,752	299,186	899,501
EQUIPO DE COMPUTO	532,918	252,722	280,196	(45,582)	6,926	227,688
OTROS	705,446	628,106	77,340	1,899,433	458,666	1,518,107
TOTAL DEPRECIABLES	**15,041,342**	**3,580,147**	**11,461,195**	**23,925,870**	**12,714,302**	**22,672,763**
ACTIVOS NO DEPRECIABLES						
TERRENOS	913,714	0	913,714	2,356,586	0	3,270,300
CONSTRUCCIONES EN PROCESO	1,214,757	0	1,214,757	26,044	0	1,240,801
TOTAL NO DEPRECIABLES	**2,128,471**	**0**	**2,128,471**	**2,382,630**	**0**	**4,511,101**
T O T A L	**17,169,813**	**3,580,147**	**13,589,666**	**26,308,500**	**12,714,302**	**27,183,864**

OBSERVACIONES

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
BAYER-LAND	10/06/2002	5.00	0	0	0	0	0	0	0	0	91,800	0	0	0	0	0
BCO- BOSTO	11/03/2002	4.81	0	0	0	0	0	0	0	0	260,712	0	0	0	0	0
QUIROGRAFARIOS																
WARGURG	28/10/2004	8.92	0	0	0	0	0	0	0	0	0	0	0	1,377,000	0	0
LANDES-SH	23/04/2003	8.77	0	0	0	0	0	0	0	0	16,065	0	10,098	0	0	0
RABOBANK	03/03/2002	7.41	0	0	0	0	0	0	0	0	10,710	0	0	0	0	0
WARGURG	03/02/2003	8.79	0	0	0	0	0	0	0	0	0	0	367,200	0	0	0
VARIOS	18/08/2004	9.40	0	0	0	0	0	0	0	0	0	0	0	918,000	0	0
JP MORGAN	03/11/2008	8.95	0	0	0	0	0	0	0	0	0	0	0	0	0	1,836,000
BBV	18/08/2006	4.81	0	0	0	0	0	0	0	0	0	0	36,720	110,160	220,320	367,200
ORGANISMOS FINANCIEROS																
SCOTIA	31/10/2006	7.04	160,000	640,000	0	0	0	0	0	0	0	0	0	0	0	0
BAYERISCHE	26/06/2006	2.18	0	0	0	0	0	0	0	0	1,082	0	1,082	1,082	1,082	541
BAYERISCHE	18/10/2003	3.55	0	0	0	0	0	0	0	0	2,295	0	2,295	0	0	0
COMERICA	28/10/2004	8.92	0	0	0	0	0	0	0	0	0	0	0	229,500	0	0
BAYERISCHE	21/06/2004	3.17	0	0	0	0	0	0	0	0	0	0	3,626	3,626	0	0
BAYERISCHE	26/01/2004	3.93	0	0	0	0	0	0	0	0	1,672	0	1,672	836	0	0
BAYERISCHE	25/03/2004	2.78	0	0	0	0	0	0	0	0	1,332	0	1,332	666	0	0
BAYERISCHE	15/12/2006	2.12	0	0	0	0	0	0	0	0	2,410	0	2,410	2,410	2,410	2,410
BAYERISCHE	17/01/2005	4.02	0	0	0	0	0	0	0	0	1,363	0	1,363	1,363	682	0
BAYERISCHE	17/05/2005	4.02	0	0	0	0	0	0	0	0	1,120	0	1,120	1,120	560	0
BAYERISCHE	22/09/2003	3.09	0	0	0	0	0	0	0	0	4,812	0	0	4,812	0	0
BAYERISCHE	29/04/2005	2.63	0	0	0	0	0	0	0	0	1,141	0	1,141	1,141	571	0
BAYERISCHE	06/01/2006	4.30	0	0	0	0	0	0	0	0	2,020	0	2,020	2,020	2,020	1,010
BAYERISCHE	12/09/2005	4.37	0	0	0	0	0	0	0	0	13,135	0	13,135	13,135	13,135	0
BAYERISCHE	29/08/2005	4.63	0	0	0	0	0	0	0	0	1,521	0	1,521	1,521	1,521	0
BAYERISCHE	29/09/2006	3.99	0	0	0	0	0	0	0	0	667	0	667	667	667	334
BAYERISCHE	15/01/2007	4.25	0	0	0	0	0	0	0	0	634	0	1,268	1,268	1,268	1,902
BAYERISCHE	02/09/2002	4.10	0	0	0	0	0	0	0	0	8,273	0	0	0	0	0

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** ANO: **2001**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
BAYERISCHE	30/12/2002	4.33	0	0	0	0	0	0	0	0	11,047	0	0	0	0	0
BAYERISCHE	30/09/2005	3.05	0	0	0	0	0	0	0	0	527	0	527	527	527	0
BAYERISCHE	10/03/2003	4.04	0	0	0	0	0	0	0	0	1,040	0	520	0	0	0
BAYERISCHE	17/03/2003	3.59	0	0	0	0	0	0	0	0	3,251	0	1,625	0	0	0
BAYERISCHE	31/01/2006	4.20	0	0	0	0	0	0	0	0	657	0	657	657	657	328
BAYERISCHE	05/02/2006	2.72	0	0	0	0	0	0	0	0	703	0	703	703	703	352
BAYERISCHE	30/05/2008	2.53	0	0	0	0	0	0	0	0	5,753	0	5,753	5,753	5,753	17,260
BAYERISCHE	08/11/2006	2.67	0	0	0	0	0	0	0	0	532	0	532	532	532	532
BAYERISCHE	19/12/2006	2.50	0	0	0	0	0	0	0	0	613	0	613	613	613	613
BAYERISCHE	15/02/2006	3.77	0	0	0	0	0	0	0	0	893	0	893	893	893	447
NATIONS	18/11/2002	2.47	0	0	0	0	0	0	0	0	6,112	0	0	0	0	0
ARTESIA	15/11/2004	3.22	0	0	0	0	0	0	0	0	5,425	0	5,425	5,425	0	0
NATIONS	30/06/2003	2.23	0	0	0	0	0	0	0	0	3,969	0	1,984	0	0	0
BAYERISCHE	05/03/2007	3.31	0	0	0	0	0	0	0	0	452	0	904	904	904	1,356
BAYERISCHE	31/10/2006	2.70	0	0	0	0	0	0	0	0	2,886	0	2,886	2,886	2,886	2,886
BAYERISCHE	16/10/2006	2.54	0	0	0	0	0	0	0	0	1,048	0	1,048	1,048	1,048	1,048
BAYERISCHE	15/05/2006	2.17	0	0	0	0	0	0	0	0	979	0	979	979	979	490
ROYALBANK	21/05/2002	5.67	0	0	0	0	0	0	0	0	0	0	275,400	0	0	0
BAYERISCHE	13/02/2002	5.77	0	0	0	0	0	0	0	0	727	0	0	0	0	0
BAYERISCHE	12/04/2005	4.93	0	0	0	0	0	0	0	0	7,239	0	7,239	7,239	3,619	0
BAYERISCHE	01/10/2002	5.21	0	0	0	0	0	0	0	0	2,620	0	0	0	0	0
BAYERISCHE	30/10/2003	7.32	0	0	0	0	0	0	0	0	37,243	0	37,243	0	0	0
BAYERISCHE	21/05/2002	4.52	0	0	0	0	0	0	0	0	688	0	0	0	0	0
GE CAPITAL	01/10/2007	9.44	0	0	0	0	0	0	0	0	301	0	301	301	301	603
GE CAPITAL	02/01/2008	10.07	0	0	0	0	0	0	0	0	5,883	0	5,883	5,883	5,883	13,238
VEREINSBANK	15/07/2002	7.56	0	0	0	0	0	0	0	0	1,272	0	0	0	0	0
PARIBAS	15/07/2002	7.03	0	0	0	0	0	0	0	0	4,608	0	0	0	0	0
CITIBANK	08/11/2007	6.94	0	0	0	0	0	0	0	0	7,448	0	8,194	9,015	9,918	22,916
CITIBANK	09/05/2006	6.33	0	0	0	0	0	0	0	0	2,726	0	2,916	3,119	3,340	6,803
SANTANDER	05/01/2002	2.29	0	0	0	0	0	0	0	0	46,281	0	0	0	0	0

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** ANO: **2001**

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
AGRICOLE	10/06/2002	4.68	0	0	0	0	0	0	0	0	137,700	0	0	0	0	0
BLADEX	15/02/2002	5.87	0	0	0	0	0	0	0	0	275,400	0	0	0	0	0
BAYERISCHE	28/05/2002	5.22	0	0	0	0	0	0	0	0	91,800	0	0	0	0	0
CITIBANK	14/02/2002	5.30	0	0	0	0	0	0	0	0	229,500	0	0	0	0	0
RABOBANK	29/09/2004	6.47	0	0	0	0	0	0	0	0	1,973	0	1,973	1,973	0	0
OTROS			0	0	0	0	0	0	0	0	5	0	0	0	0	0
TOTAL BANCARIOS			160,000	640,000	0	0	0	0	0	0	1,322,065	0	812,868	2,718,777	282,792	2,278,269

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
CERVEZA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Cebada			4,520	0	0	0	0	0	0	0	5,976	0	0	0	0	0
Malta			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Productos químicos			2,005	0	0	0	0	0	0	0	33,836	0	0	0	0	0
Lúpulo			3,101	0	0	0	0	0	0	0	0	0	0	0	0	0
Maimilo			38,921	0	0	0	0	0	0	0	12,733	0	0	0	0	0
Cloro			1,237	0	0	0	0	0	0	0	0	0	0	0	0	0
Material de empaque			30,248	0	0	0	0	0	0	0	20,168	0	0	0	0	0
Refacciones			20,849	0	0	0	0	0	0	0	38,281	0	0	0	0	0
Articulos promocionales			113,473	0	0	0	0	0	0	0	0	0	0	0	0	0
Fletes			11,769	0	0	0	0	0	0	0	0	0	0	0	0	0
Combustibles			9,858	0	0	0	0	0	0	0	0	0	0	0	0	0
Varios			117,774	0	0	0	0	0	0	0	0	0	0	0	0	0
KOF			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Concentrado			229,757	0	0	0	0	0	0	0	60,430	0	0	0	0	0
Azúcar			78,281	0	0	0	0	0	0	0	0	0	0	0	0	0
Fructuosa			81,211	0	0	0	0	0	0	0	22,381	0	0	0	0	0
Envase			40,380	0	0	0	0	0	0	0	960	0	0	0	0	0
Preforma			183,418	0	0	0	0	0	0	0	22,857	0	0	0	0	0
Empaque			25,356	0	0	0	0	0	0	0	7,494	0	0	0	0	0
Etiqueta			0	0	0	0	0	0	0	0	10,974	0	0	0	0	0
Refacciones			4,455	0	0	0	0	0	0	0	17,722	0	0	0	0	0
Varios			501,103	0	0	0	0	0	0	0	111,287	0	0	0	0	0
EMPAQUE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Acero y aluminio			54,288	0	0	0	0	0	0	0	504,990	0	0	0	0	0
Barniz y tintas			14,242	0	0	0	0	0	0	0	9,445	0	0	0	0	0
Compresores y condensadores			13,671	0	0	0	0	0	0	0	0	0	0	0	0	0
Empaque			33,706	0	0	0	0	0	0	0	0	0	0	0	0	0
Otros			155,546	0	0	0	0	0	0	0	55,198	0	0	0	0	0

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2001**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
Papel			8,571	0	0	0	0	0	0	0	0	0	0	0	0	0
Polietileno			1,455	0	0	0	0	0	0	0	12,363	0	0	0	0	0
Quimicos			43,542	0	0	0	0	0	0	0	14,978	0	0	0	0	0
Refacciones			2,063	0	0	0	0	0	0	0	6,723	0	0	0	0	0
OXXO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Bonos de Despensa			303,358	0	0	0	0	0	0	0	0	0	0	0	0	0
Tarjetas Telefonicas			266,053	0	0	0	0	0	0	0	0	0	0	0	0	0
Refrescos y Aguas			221,711	0	0	0	0	0	0	0	0	0	0	0	0	0
Cigarros			135,714	0	0	0	0	0	0	0	0	0	0	0	0	0
Leche			84,653	0	0	0	0	0	0	0	0	0	0	0	0	0
Alimentos Frios			84,653	0	0	0	0	0	0	0	0	0	0	0	0	0
Dulces y Nieves			77,935	0	0	0	0	0	0	0	0	0	0	0	0	0
Pan y Galletas			76,591	0	0	0	0	0	0	0	0	0	0	0	0	0
Botanas			75,247	0	0	0	0	0	0	0	0	0	0	0	0	0
Jugos y Energeticos			63,154	0	0	0	0	0	0	0	0	0	0	0	0	0
Abarrotes			63,154	0	0	0	0	0	0	0	0	0	0	0	0	0
Vinos y Licores			26,587	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS			76,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**3,359,610**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**968,606**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS			993,120	0	0	0	0	0	0	0	494,555	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**993,120**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**494,555**	**0**	**0**	**0**	**0**	**0**

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
			4,512,730	640,000	0	0	0	0	0	0	2,785,226	0	812,868	2,718,777	282,792	2,278,269

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	186,666	1,735,165	0	0	1,735,165
OTROS	16,957	156,805	0	0	156,805
TOTAL	**203,623**	**1,891,970**			**1,891,970**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	200,939	1,865,218	0	0	1,865,218
INVERSIONES	57,088	533,149	0	0	533,149
OTROS	164,169	1,528,170	0	0	1,528,170
TOTAL	**422,196**	**3,926,537**			**3,926,537**
SALDO NETO	**(218,573)**	**(2,034,567)**			**(2,034,567)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**309,738**	**2,843,392**	[illegible]	[illegible]	**4,587,415**
PASIVO	**907,304**	**8,329,052**	**61,543**	**564,956**	**8,894,008**
CORTO PLAZO	260,078	2,387,516	43,324	397,710	2,785,226
LARGO PLAZO	647,226	5,941,536	18,219	167,246	6,108,782
SALDO NETO	**(597,566)**	**(5,485,660)**	**128,438**	**1,179,067**	**(4,306,593)**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

**CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)**

ANEXO 7 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	10,742,434	11,982,670	1,240,236	0.55	6,853
FEBRERO	9,928,217	11,093,559	1,165,342	0.30	3,512
MARZO	10,347,101	11,459,895	1,112,794	0.50	5,537
ABRIL	10,723,529	12,230,593	1,507,064	0.63	9,551
MAYO	10,651,580	12,336,476	1,684,896	0.28	4,642
JUNIO	11,782,905	12,919,721	1,136,816	0.41	4,698
JULIO	10,820,488	11,535,618	715,130	0.00	(1,858)
AGOSTO	11,615,792	11,849,860	234,068	0.59	1,387
SEPTIEMBRE	12,072,890	11,955,170	(117,720)	0.93	(1,096)
OCTUBRE	12,542,133	12,272,946	(269,187)	0.45	(1,217)
NOVIEMBRE	12,350,064	11,864,596	(485,468)	0.38	(1,829)
DICIEMBRE	12,232,625	11,522,738	(709,887)	0.14	(983)
ACTUALIZACION:	0	0	0	0.00	(13,035)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	(54,801)
OTROS	0	0	0	0.00	0
TOTAL					**(38,639)**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
CERVEZA		0	0
ORIZABA	PRODUCCIÓN DE CERVEZA	7,200,000	76
MONTERREY	PRODUCCIÓN DE CERVEZA	7,200,000	81
TOLUCA	PRODUCCIÓN DE CERVEZA	5,400,000	71
NAVOJOA	PRODUCCIÓN DE CERVEZA	4,200,000	70
TECATE	PRODUCCIÓN DE CERVEZA	4,230,000	70
GUADALAJARA	PRODUCCIÓN DE CERVEZA	3,216,000	70
KOF		0	0
CEDRO	ELABORACION Y EMBOTELLADO	58,077	70
TLALPAN	ELABORACION Y EMBOTELLADO	25,077	39
CUAUTITLÁN	ELABORACION Y EMBOTELLADO	189,728	78
LOS REYES	ELABORACION Y EMBOTELLADO	107,257	48
TOLUCA	ELABORACION Y EMBOTELLADO	208,000	71
IXTACOMITÁN	ELABORACION, EMBOTELLADO Y DISTRIBUCION	85,085	77
OAXACA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	14,376	76
JUCHITÁN	ELABORACION, EMBOTELLADO Y DISTRIBUCION	17,289	73
SAN CRISTÓBAL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	17,027	60
ALCORTA (BUENOS AIRES)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	206,700	61
EMPAQUE		0	0
FAMOSA-MTY	MANUFACTURA TAPAS METALICAS (HERMETAPAS)	14,000,000	100
FAMOSA-MTY	MANUFACTURA TAPAS METALICAS	4,000,000	83
FAMOSA-ENSENADA	MANUFACTURA LATA BEBIDAS	1,500,000	73
FAMOSA-ENSENADA	MANUFACTURA LATA ALIMENTOS	450,000	59
FAMOSA-TOLUCA	MANUFACTURA LATA BEBIDAS	1,700,000	100
FAMOSA-TOLUCA	MANUFACTURA LATA ALIMENTOS	200,000	55
FAMOSA-MTY	MANUFACTURA TAPAS DE PLASTICO	925,000	100
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	14,950	73
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,182,000	81
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	4,032	44
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS (TONS) MTY	10,212	73
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS (TONS) ORIZABA	6,072	100
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180	56

OBSERVACIONES

LA CAPACIDAD INSTALADA SE DETERMINA EN BASE A LA CAPACIDAD DE LA PLANTA AL 31 DE DICIEMBRE DEL 2001 Y EL PORCENTAJE DE UTILIZACION SE DETERMINA CONCIDERANDO LA CAPACIDAD PROMEDIO QUE TUVO LA PLANTA DURANTE EL 2001

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2001**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO APLICA					

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2001**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
CERVEZA	23,247	5,501,161	22,018	19,227,082		TECATE, TECATE LIGH CARTA BLANCA, SUPE DOS EQUIS LAGER, DO INDIO, SOL, BOHEMIA	CONSUMIDORES Y DETALLISTAS
SERVICIOS				1,135			
FEMSA EMPAQUE HERMETAPAS	14,274	447,411	14,028	563,191		FAMOSA	CCMSA/IEMSA/MILLER LABATT
TAPA ECOLOGICA	3,333	406,860	3,345	542,998		FAMOSA	CCMSA/KOF/IEQSA FERNANDEZ
LATA BEBIDAS	2,791	1,103,725	2,808	1,434,376		FAMOSA	CCMSA/KOF/IEQSA FERNANDEZ
LATA ALIMENTOS		210,702		331,552		FAMOSA	PINSA/MARIND./YAVAR P.P.MATACINTAS/P.P.
ETIQUETAS	2,027	146,144	2,157	183,694		GRAFO	CCMSA/KOF/GAMESA COLGATE PALMOLIVE
FLEXIBLES (TONS)	8,837	326,334	8,414	378,247		GRAFO	CCMSA/KOF/GAMESA COLGATE PALMOLIVE
BOTELLAS	958	860,160	972	1,215,801		SIVESA	CCMSA/KOF/DOMECQ/ IEMSA/SIN RIVAL/ROS
CAJAS DE REFRESCOS	1,770	14,053	1,981	64,193		PTM	
HIELERA INDUSTRIAL		16,890		55,644		PTM	CCMSA/KOF
MESAS DE PLÁSTICO		18,405		42,593		PTM	CCMSA/KOF
SILLAS	1,391	33,886	1,404	74,916		PTM	CCMSA/KOF
ENFRIADORES DE PLASTICO						VENDO	CCMSA/KOF
ENFRIADORES METÁLICOS	101,353	615,555	98,659	751,708		VENDO	CCMSA/KOF
COCA-COLA FEMSA REFRESCOS	581,539	8,255,516	477,957	14,361,974		SPRITE,LIFT,CIEL, DELAWARE PUNCH COCA-COLA, FANTA COCA-COLA LIGHT SENZAO, BEAT	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				5,578,934			
TOTAL		17,956,802		44,808,038			

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO

Impresión Final

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
CERVEZA			1,843	1,163,148	67 PAISES	TECATE,DOS EQUIS, SOL, BOHEMIA, CARTA BLANCA, CHIHUAHUA	CONSUMIDORES Y DETALLISTAS
LATA BEBIDAS			217,085	131,026	CHILE/CARIBE/NICARA LATINOAMERICA	FAMOSA	CIA.CERV.UNIDAS/ EXPORT.LATINOAM./F
HERMETAPA			295,471	295,471	CHILE/CARIBE/ USA	FAMOSA	LABATT / MILLER COORS BREWING/CIA.
TAPA ECOLÓGICA			484,545	83,011	USA/ARGENTINA COSTA RICA/COLOMBIA	FAMOSA	CICAN/FLORIDA ICE & GASEOSAS COLOMBIA
FLEXIBLES (TONS)				13,385	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE
BOTELLAS			44,959	39,642	CARIBE	SISA	
REFRESCOS			129,878	3,141,879	BUENOS AIRES, ARGENTINA	SPRITE, DIET SPRITE QUATRO, TAI, KIN, COCA-COLA, COCA-COLA LIGHT	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				201,146			
TOTAL				5,068,708			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE D **2001** | 7,239,519,456

Número de acciones en circulación a la misma fecha de la CUFIN : | 5,307,590,450

(En Unidades)

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO A 31 DE DICIEMBRE DE 2001

RESULTADO FISCAL	2,871,229,714
- IMPORTE DEL ISR:	202,523,336
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	112,433,049
- IMPORTE DE LA UFIR	2,292,591,611
- PARTIDAS NO DEDUCIBLES	194,435,817
UFIN DEL EJERCICIO :	69,245,901

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA

(Información del año actual)

SALDO DE CUFIN A 31 DE ENERO DE | 7,652,244,027

Número de acciones en circulación a la misma fecha de la CUFIN : | 5,297,310,450

(En Unidades)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** — 7,239,519,456

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) — 5,307,590,450

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** — 7,239,519,456

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) — 5,307,590,450

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

CLAVE DE COTIZACIO FEMSA TRIMESTRE: 4 AÑO: 2001

RAZON SOCIAL: **FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** 2,794,063,949

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) 5,307,590,450

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
2001-4	B	2,737,740,090.00	01/05/2001	200,950,122.00
2001-4	D	2,559,570,360.00	01/05/2001	234,712,602.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE DICIEMBRE DE 2001

RESULTADO FISCAL:	2,871,229,714
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	112,433,049
- PARTIDAS NO DEDUCIBLES	194,435,817
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	271,769,237
UFIN DEL EJERCICIO :	2,292,591,611
- ISR (Utilizando la tasa para ISR diferido)	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	1,490,230,399

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA A **31** DE DICIEMBRE DE 2001 3,664,854,258

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) 5,297,310,450

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2001 (Antes de UFIN reinvertida del ejercicio anterior) 2,794,063,949

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) 5,307,590,450

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		2				2,737,740,090	300,000	2,348,655
D		2				2,559,570,360		
TOTAL			**0**	**0**	**0**	**5,297,310,450**	**300,000**	**2,348,655**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
5,297,310,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE
B	8,806,000	6.60800	6.20000
D	35,224,000	6.60800	6.20000

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **31** DE **DICIEMBRE** DE **2001** Y **2000** , FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

CP. FEDERICO REYES GARCIA
DIRECTOR DE FINANAZAS

CP. ROSA MARIA HINOJOSA MARTINEZ
GERENTE DE ADMON. E INF. FINANCIERA

MONTERREY, NL, A 18 DE FEBRERO DE 2002

CLAVE DE COTIZACION: FEMSA

FECHA: 18/02/200 18:42

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.		
DO MICILIO:	GENERAL ANAYA 601 PTE		
COLONIA:	BELLA VISTA		
C. POSTAL:	64410		
CIUDAD Y ESTADO:	MONTERREY ,NL		
TELEFONO:	(081) 8328-6090		
FAX:	(0181) 8328-61-11	**AUTOMATICO:**	X
E-MAIL:	invrel@mail.femsa.com		
DIRECCION DE INTERNET	www.femsa.com		

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	FEM9805095B4
DOMICILIO	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO:	GENERAL ANAYA 601
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	(0181) 8328-6090
FAX:	(0181) 8328-6111

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	SR. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO:	AV ALFONSO REYES 2202 NTE
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-60-18
FAX:	(0181) 8328-60-29
E-MAIL:	ychaval@femsa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL
DOMICILIO:	AV ALFONSO REYES 2202 NTE
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MONTERREY NL

TELEFONO: (0181) 8328-60-18
FAX: (0181) 8328-60-29
E-MAIL: ychaval@femsa.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. FEDERICO REYES GARCIA
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-62-00
FAX: (0181) 8328-60-80
E-MAIL: freyes@femsa.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE: C.P. ROSA MARÍA HINOJOSA MARTÍNEZ
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-60-90
FAX: (0181) 8328-61-11
E-MAIL: rmhinmar@femsa.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR JURÍDICO
NOMBRE: LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-6180
FAX: (0181) 8328-6181
E-MAIL: cealdanc@femsa.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR DE LEGAL
NOMBRE: LIC. CARLOS ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-61-80
FAX: (0181) 8328-61-81
E-MAIL: cealdanc@femsa.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO
NOMBRE: LIC. ALFREDO LIVAS CANTÚ

CLAVE DE COTIZACION: FEMSA **FECHA:** 18/02/200 18:42

DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	alivas@praxisfin.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. MARIA ELENA GUTIERREZ SANTOSCOY
DOMICILIO:	GRAL. ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6245
FAX:	(0181) 8328-6080
E-MAIL:	megutsan@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE:	C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6090
FAX:	(0181) 8328-6111
E-MAIL:	rmhinmar@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	cealdanc@femsa.com.mx

CLAVE DE COTIZACION: **FEMSA** **FECHA :** **18/02/2002** 18:42

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **B**

CARGO **PRESIDENTE**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR JOSE ANTONIO FERNANDEZ CARBAJAL

CARGO **VICEPRESIDENTE**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR JOSE ANTONIO FERNANDEZ CARBAJAL

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ALBERTO BAILLERES

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR JUAN CARLOS BRANIFF HIERRO

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR JOSE CALDERON AYALA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR EDUARDO A. ELIZONDO

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SRA CONSUELO GARZA DE GARZA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR RICARDO GUAJARDO TOUCHE

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : LIC ALFREDO LIVAS CANTU

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR MAX MICHEL SUBERVILLE

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR CARLOS SALGUERO

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ROBERTO SERVITJE SENDRA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR LUIS TELLEZ KUENZLER

CARGO **CONSEJERO(S) SUPLENTE(S)**

CLAVE DE COTIZACION: **FEMSA** **FECHA :** **18/02/2002** 18:42

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR CARLOS EDUARDO ALDRETE ANCIRA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR FRANCISCO JOSE CALDERON ROJAS

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR. ARTURO FERNANDEZ PEREZ

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ALFONSO GARZA GARZA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR LORENZO GARZA SEPULVEDA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SRA. MARIANA GARZA GONDA DE TREVIÑO

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SRA. PAULINA GARZA GONDA DE MARROQUIN

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ALFREDO MARTINEZ URDAL

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR MAX MICHEL GONZALEZ

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR OTHON PAEZ GARZA

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : C.P. JOSE MANUEL CANAL HERNANDO

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : C.P. ERNESTO GONZALEZ DAVILA

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : LIC ALFREDO LIVAS CANTU

CARGO **SECRETARIO SUPLENTE**

CLAVE DE COTIZACION: FEMSA **FECHA :** 18/02/2002 18:42

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : LIC CARLOS EDUARDO ALDRETE ANCIRA

SERIE **D**

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ROBERT E. DENHAM

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SRA EVA GARZA GONDA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR HELMUT PAUL

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ALEXIS E. ROVZAR DE LA TORRE

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR LORENZO H. ZAMBRANO TREVIÑO

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR JAVIER L. BARRAGAN

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR SERGIO DESCHAMPS PEREZ

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR JOSE MANUEL CANAL HERNANDO

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ERNESTO GONZALEZ DAVILA

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2001**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

r04: INCLUYE:111,173 Y 118,184 MILES DE PESOS DE AMORTIZACIONES DEL CREDITO MERCANTIL POR LOS AÑOS 2001 Y 2000 RESPECTIVAMENTE
r23: EN EL AÑO 2001 SE INCLUYEN VENTAS DE COCA COLA FEMSA DE BUENOS AIRES POR 353,394 Y 355,400 PARA EL AÑO 2000

r32: INCLUYE RESERVA DEL IMPAC POR UN MONTO DE 26,621 MILES DE PESOS EN 2001 Y 20,241 PARA EL 2000
c13: PARA EL AÑO 2001 SE INCLUYEN 1,942,233 DE DEPRECIACION 111,173 DE AMORTIZACION DE CREDITO MERCANTIL Y 1,215,637 DE AMORTIZACION DE CARGOS DIFERIDOS, ASI MISMO PARA EL AÑO 2000 SE INCLUYEN 1,990,948 DE DEPRECIACION 118,184 DE AMORTIZACION DE CREDTIO MERCANTIL Y 1,150,193 DE AMORTIZACION DE CARGOS DIFERIDOS.

c17: CORRESPONDE A ROTURA DE BOTELLA
c30: EL AÑO REAL Y EL AÑO ANTERIOR SE INCLUYE LA BAJA DE CAPITAL DERIVADO DE LA OPERACIÓN DE RECOMPRA DE ACCIONES
c31: INCLUYE PS. 58,901 Y 214,358 DE EFECTO DE RECOMPRA DEACCIONES PARA LOS AÑOS 2001 Y 2000, RESPECTIVAMENTE.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2002

Fomento Económico Mexicano, S.A. de C.V.



By: ______________________________

Name: Gerado Estrada

Title: Chief Financial Officer